# Form 11-K
# For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

06020852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JAN 11 2006
WASH, D.C.
209 SECTION

**FORM 11-K**

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end **December 31, 2004**

PROCESSED
JAN 13 2006
THOMSON
FINANCIAL

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: **1-12342**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Vodafone Americas Inc. Retirement Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Vodafone Group PLC (ADRs)**
**2999 Oak Road, 9th Floor**
**Walnut Creek, CA 94597**

# VODAFONE AMERICAS INC. RETIREMENT PLAN

## TABLE OF CONTENTS



NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Participants of the
Vodafone Americas Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Vodafone Americas Inc. Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Vodafone Americas Inc. Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

July 20, 2005

# VODAFONE AMERICAS INC. RETIREMENT PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2004 AND 2003 (In thousands)

| | 2004 | 2003 |
|---|---|---|
| ASSETS: | | |
| Investments—at fair value: | | |
| Vodafone Group Plc Stock Fund | $ 48,929 | $ 49,124 |
| Schwab S&P 500 Select Fund | 30,054 | 29,154 |
| Schwab Institutional Large Cap Growth Fund | 27,035 | 26,899 |
| Schwab Stable Value Select Fund | 18,375 | 18,778 |
| Europacific Growth Fund | 11,840 | 9,508 |
| Schwab Small Cap Index Fund | 11,823 | 9,916 |
| Schwab Market Track Growth Fund | 11,791 | 11,479 |
| PIMCO Total Return - Admin Class Fund | 9,238 | 9,849 |
| Schwab Market Track Balanced Fund | 7,940 | 8,105 |
| Schwab Institutional Large Cap Value Fund | 5,471 | 3,099 |
| Schwab Market Track Conservative Fund | 1,872 | 2,502 |
| Personal Choice Retirement Fund | 744 | 431 |
| Participant loans | 127 | 189 |
| Total investments | 185,239 | 179,033 |
| Other | 23 | 23 |
| Total assets | 185,262 | 179,056 |
| TOTAL LIABILITIES | | |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 185,262 | $ 179,056 |

See notes to financial statements.

# VODAFONE AMERICAS INC. RETIREMENT PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (In thousands)

| | 2004 | 2003 |
|---|---|---|
| ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTABLE TO: | | |
| Contributions: | | |
| Employee | $ 2,322 | $ 3,051 |
| Employer | 2,355 | 3,802 |
| Total contributions | 4,677 | 6,853 |
| Investment income: | | |
| Interest and dividend income | 1,588 | 1,453 |
| Net appreciation in fair value of investments: | | |
| Vodafone Group Plc Stock Fund | 4,912 | 14,749 |
| Commingled funds | 4,592 | |
| Mutual funds | 7,412 | 22,848 |
| Total net appreciation in fair value of investments | 16,916 | 37,597 |
| Investment income | 18,504 | 39,050 |
| Total additions | 23,181 | 46,078 |
| DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO: | | |
| Distributions to participants | 16,974 | 20,974 |
| Other | 1 | 4 |
| Total deductions | 16,975 | 20,978 |
| INCREASE IN NET ASSETS | 6,206 | 25,100 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 179,056 | 153,956 |
| End of year | $ 185,262 | $ 179,056 |

See notes to financial statements.

### 1. DESCRIPTION OF PLAN

The following description of the Vodafone Americas Inc. Retirement Plan (the "Plan") provides only general information and includes certain changes to the Plan through December 31, 2004. Participants should refer to the Summary Plan Description and Prospectus for a more complete description of the Plan's provisions, including the income tax consequences of participation and restrictions on early withdrawals from the Plan.

***General***—Effective April 1, 1994, AirTouch Communications, Inc. ("AirTouch") adopted the AirTouch Communications Retirement Plan. As a result of the merger of AirTouch and Vodafone Group Plc in 1999, AirTouch became a subsidiary of Vodafone and later changed its name to Vodafone Americas Inc. ("Vodafone" or the "Company").

The Plan is a defined contribution plan covering eligible employees of the Company and participating subsidiaries of the Company or its separate operating units participating in the Plan ("Participating Entity" or "Participating Entities"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investments in Vodafone Group Plc American Depository Receipts ("ADR's") are held through ownership in the Vodafone Group Plc Stock Fund.

Charles Schwab Retirement Plan Services ("CSRPS") is the recordkeeper of the Plan and manages participant accounts. Charles Schwab Trust Company ("CSTC") is the trustee of the Plan and manages Plan assets.

***Eligibility***—An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement that does not provide for Plan participation, (b) employed by a Vodafone company that does not participate, (c) leased employees or (d) nonresident aliens with no United States source income.

***Salary Deferrals and Employee Contributions***—New employees (after they meet the service requirements) are automatically enrolled in the Plan at a 2% of pay pre-tax contribution level unless they elect otherwise. The 2% pre-tax deduction is invested in the Schwab Market Track Growth Fund if the participant does not affirmatively elect another investment fund.

A participant may elect to contribute to the Plan in the amount of any whole percentage (not to exceed 16% (and not to exceed 10% on an after-tax basis for participants who qualify as highly compensated employees)) of compensation. Contributions may be designated as pre-tax deductions ("Salary Deferrals") or as after-tax deductions ("Employee Contributions"). Salary Deferrals were limited to $13,000 for 2004. This maximum allowable pre-tax limit is subject to annual revision for cost-of-living increases.

Effective March 1, 2002, the Plan was amended to permit catch-up contributions. This Economic Growth Tax Relief and Reconciliation Act ("EGTRRA") feature allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute an additional $1,000 ($3,000 in 2004, amount to be indexed annually) in pre-tax dollars to their accounts. Certain restrictions also apply.

***Participating Entity Contributions***—There are four types of Participating Entity contributions:

*Basic Contributions*—Each participant may receive an allocation of basic contributions equal to a percentage between zero and 6% of compensation, depending on the rate selected by his or her Participating Entity. Basic contributions were 3% for all entities in 2004.

*Matching Contributions*—Each participant receives matching contributions of 100% for up to 6% of his or her Salary Deferrals and Employee Contributions. For this purpose, semi-monthly Salary Deferrals and Employee Contributions on behalf of each participant in excess of 6% of his or her compensation for such month are disregarded.

*Variable Contributions*—If a Participating Entity elects to make a variable contribution for a plan year, each participant who was employed at the end of the plan year or who has died, attained retirement status or incurred a disability during such year will receive a variable contribution equal to a percentage of compensation determined by the Vodafone Group Plc Compensation Department. "Retirement status" means attaining any age with 30 years of service, age 50 with 25 years of service, age 55 with 20 years of service, or age 65 with 10 years of service. Variable contributions made during the year ended December 31, 2004 were $350,014.

***Participant Accounts***—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's basic and matching contributions, and allocations of Company discretionary variable contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the current balance of the participant's vested account.

***Investment Directions***—Contributions are remitted to CSTC, as trustee, for investments under the Plan. A participant may direct the investment of his or her account balance, including unvested matching contributions, in increments of one percent, in one of twelve investment options. A participant may, on a daily basis, change investment directions as to future deductions and allocations of employee and employer contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in one percent increments from a fund.

***Vesting***—Salary Deferrals, Employee Contributions and the first four percent of matching contributions (effective January 1, 1999) are always fully vested.

Basic contributions, the last 2% of matching contributions and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, involuntary termination under the terms of the Company severance plan, or Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Employer contributions which are not yet vested are forfeited when the participant terminates employment.

If a participant ceases to be an employee before becoming 100% vested, the non-vested portion of his or her account balance is forfeited during the Plan year in which employment terminates. Forfeitures arising from Participating Entity contributions other than the variable contributions are applied in the following order:

- To restore allocations for participants improperly excluded from such allocations;
- To restore forfeitures for reinstated employees; and
- To reduce future Participating Entity contributions.

Forfeitures arising from the variable contribution are reallocated when the variable contribution is credited to participants' accounts to reduce future basic and matching contributions.

Total forfeitures for the year ended December 31, 2004 were $180,367. During the year ended December 31, 2004, all forfeitures were used to reduce future Participating Entity contributions.

***Restoration of Forfeited Amounts***—Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other forfeitures of former employees of the Participating Entity which reemployed the participant.

***Participant Loans***—Participants who are active employees may borrow against their account balance subject to the limitations and restrictions set forth in the Plan's prospectus and the Internal Revenue Code ("IRC"). All loans bear a fixed interest rate equal to the prime rate plus one percentage point as determined on the date of the loan. There are two types of loans available. General purpose loans must be repaid over a maximum 4 ½ year term, and principal residence loans typically must be repaid over a maximum 10 year term. Payments of principal and interest are made by participants through payroll deductions, which may not exceed 25% of a participant's base compensation per pay period. The loans are secured by the participant's account balance. The loans can be paid in full at any time without penalty.

As of December 31, 2004, there were 20 such loans outstanding with maturity dates ranging from 1-9 years and interest rates ranging from 5.0% to 10.50%. As of December 31, 2003, there were 23 such loans outstanding with maturity dates ranging from 2-10 years and interest rates ranging from 5.0% to 10.50%.

***In-Service Withdrawals***—The Plan provides for four types of participant withdrawals:

*Employee Contributions Account and/or Rollover Account*—Participants may withdraw all or part of their Employee Contributions account and/or rollover account for any reason. No basic contributions are allocated for six months following withdrawal.

*Company Matching Contributions Account*—Participants who are 100% vested may withdraw all or part of their matching contributions account (except for the portion of their matching contributions account attributable to the first four percent of matching contributions made on or after January 1, 1999, which may not be withdrawn until the participant attains age 59½). No basic contributions are allocated for six months following withdrawal.

*Age 59½ Withdrawal*—Participants may withdraw from their Salary Deferral account and their investment income earned prior to January 1, 1989 after they reach age 59½. This is permitted only after the participant has withdrawn the maximum from his or her Employee Contributions account, rollover account, and vested matching contributions account. No suspension of basic contributions applies.

*Hardship Withdrawal*—Participants with financial hardship may withdraw from their Salary Deferral account. Such withdrawals are permitted only after the participant has first taken a loan and has withdrawn the maximum from his or her Employee Contributions account, rollover account, and vested matching contributions account (except for the first four percent made on or after January 1, 1999). No basic contributions are allocated for six months following withdrawal.

In addition, all withdrawals are made pro rata from the various investment funds. Withdrawals made before the age of 59½ are subject to tax penalty.

***Distributions Upon Termination of Employment***—If a participant terminates employment after he or she is fully vested, upon election, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

A participant or beneficiary may elect to receive the single sum distribution as of the 15th or last day of the month in which termination of employment or death occurs. If a participant's account balance exceeds $5,000, the participant or beneficiary may elect to receive the distribution on any later date but not later than April 1 following the calendar year the participant reaches the age of 70 ½. A beneficiary may elect to receive the distribution on any later date but not later than five years after the participant's death. However, if the beneficiary is the participant's spouse, the beneficiary may elect to receive the distribution on the latest date that the participant could have elected to receive the distribution. If a participant's account balance does not exceed $5,000, the participant or his or her beneficiary will receive the distribution as of the close of the calendar month in which termination of employment or death occurs.

***Forms of Distribution***—A participant's vested account balance will be distributed in the form of a single lump sum in cash except that, if any portion of the account balance is invested in the Vodafone Group Plc Stock Fund, the participant may elect to receive that portion in whole shares of Vodafone Group Plc ADR's and cash for any fractional ADR's.

***Acceptance of Tax-Free Rollovers***—Eligible participants may rollover the taxable portion of an eligible rollover distribution from another tax-qualified plan or IRA by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

***Plan Expenses***—In 2004, expenses of the Plan were paid directly by the participants through asset based fees charged by investment fund managers or for incremental administrative services such as loans. Management fees and operating expenses charged to the Plan for investments in the mutual funds and commingled funds are deducted from accounts on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an offset of investment return for such investments. Expenses related to check disbursements are paid directly by Vodafone.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***—The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

*Use of Estimates*— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

***Investments and Investment Income***—The fair value of investments is determined as follows:

- Shares or equivalent shares of the Vodafone Group Plc ADR's held in the Vodafone Group Plc Stock Fund are valued based on the daily closing price as reported on the New York Stock Exchange composite tape.

- For those investments which represent an ownership of units of investment funds held by an investment manager, the underlying investments are valued based on published sources where available or, if not available, from other sources considered reliable.

- Short-term investments are valued by CSTC at cost, which approximates market value.

Purchases and sales of securities and units of investment funds are reflected as of the trade date.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Realized gains or losses and the change in unrealized appreciation of the investments of the Plan are presented in the statement of changes in net assets available for benefits as net appreciation of investments.

***Excess Contributions Payable***—The Plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2004 and 2003 excess contributions payable totaled $0.

## 3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003, are as follows:

| | 2004 | 2003 |
|---|---|---|
| Vodafone Group Plc Stock Fund | $48,929 | $49,124 |
| Commingled finds: | | |
| Schwab Institutional Large Cap Growth Fund | 27,035 | 26,899 |
| Schwab Stable Value Select Fund | 18,375 | 18,778 |
| Mutual funds: | | |
| Schwab S&P 500 Select Fund | 30,054 | 29,154 |
| Europacific Growth Fund | 11,840 | 9,508 |
| Schwab Small Cap Index Fund | 11,823 | 9,916 |
| Schwab Market Track Growth Fund | 11,791 | 11,479 |

## 4. PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

## 5. FEDERAL INCOME TAX STATUS

Vodafone received a favorable determination letter on September 30, 2003 from the Internal Revenue Service ("IRS") as to the tax-qualified status of the Plan. The Plan has not been amended since receiving the determination letter. Vodafone believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

The Plan has been restated to bring it into compliance for all legally required changes made prior to the EGTRRA.

## 6. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares, or units, of mutual funds and common collective trust funds managed by CSTC. CSTC is the trustee, custodian, and investment manager as defined by the plan and, therefore, these transactions qualify as party-in-interest transactions.

* * * * * *

# SUPPLEMENTAL SCHEDULE

# VODAFONE AMERICAS INC. RETIREMENT PLAN

**FORM 5500, SCHEDULE H, PART IV, LINE 4i -**
**SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**AS OF DECEMBER 31, 2004**
**(In thousands)**

| | Description of Investment | Number of Units | Current Value |
|---|---|---|---|
| | INVESTMENTS AT FAIR VALUE: | | |
| * | Vodafone Group Plc Stock Fund | 19,263 | $ 48,929 |
| * | Schwab S&P 500 Select Fund | 1,608 | 30,054 |
| * | Schwab Institutional Large Cap Growth Fund | 2,831 | 27,035 |
| * | Schwab Stable Value Select Fund | 1,191 | 18,375 |
| * | Schwab Market Track Growth Fund | 715 | 11,791 |
| * | Schwab Small Cap Index Fund | 534 | 11,823 |
| | PIMCO Total Return - Admin Class Fund | 866 | 9,238 |
| | Europacific Growth Fund | 332 | 11,840 |
| * | Schwab Market Track Balanced Fund | 522 | 7,940 |
| * | Schwab Institutional Large Cap Value Fund | 317 | 5,471 |
| * | Schwab Market Track Conservative Fund | 140 | 1,872 |
| | Personal Choice Retirement Fund | 744 | 744 |
| * | Participant loans—20 loans issued for terms of 1-9 years bearing interest at 5.0%-10.5% during 2004 | N/A | 127 |
| | TOTAL | | $ 185,239 |

* A party-in-interest, as defined by ERISA.

SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**Vodafone Americas Inc. Retirement Plan**
(Name of Plan)

Date 1.5.2006

Jack Lester, Chief Financial Officer

Exhibit Index

| Exhibit Number | Description |
| --- | --- |
| 23.1 | Consent of Independent Registered Public Accounting Firm |

**EXHIBIT 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-57083 and No. 333-36339 of AirTouch Communications, Inc. on Form S-8 of our report dated July 20, 2005, appearing in this Annual Report on Form 11-K of Vodafone Americas Inc. Retirement Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

January 3, 2006